Canada Goose Reports Results for
Second Quarter Fiscal Year 2019
Second Quarter Fiscal 2019 Highlights (in millions of Canadian dollars):

•	Total revenue increased by 33.7% to $230.3m

•	Net income per diluted share increased by 36.4% to $0.45

•	Adjusted EBITDA increased by 53.1% to $70.9m

•	Adjusted net income per diluted share increased by 58.6% to $0.46
Adjusted EBITDA and adjusted net income per diluted share are non-IFRS financial measures. See “Note Regarding Non-IFRS Financial Measures”.
TORONTO, ON (November 14, 2018) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the second quarter ended September 30, 2018. The Company’s Management’s Discussion and Analysis and Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended September 30, 2018 will be filed on SEDAR at www.sedar.com, the EDGAR section of the U.S. Securities and Exchange Commission website at www.sec.gov and posted on the Company’s website at investor.canadagoose.com.
“Continuing the momentum of the first quarter, the results we delivered in the second quarter are exceptional. With such an outstanding first half of the fiscal year, we are in a strong position ahead of our peak selling season,” said Dani Reiss, President & CEO. “Our wholesale growth and DTC sales productivity further accelerated, which more than offset strategic growth investments that will carry us into the future, including opening a third manufacturing facility in Winnipeg, the build-out of our Greater China business, and the commercial launch of our DTC channel in that market.”
Second Quarter Fiscal 2019 Results (in Canadian dollars, compared to Second Quarter Fiscal 2018):

•	Total revenue increased by 33.7% to $230.3m from $172.3m, or 31.5% on a constant currency basis(1).

•
Wholesale revenue increased to $179.9m from $152.1m. The increase was attributable to higher order values from existing partners, earlier shipment timing relative to last year and favorable foreign exchange rate fluctuations.

•
DTC revenue increased to $50.4m from $20.2m. The strong performance of well-established retail stores and e-commerce sites, and incremental revenue from four new retail stores opened in the third quarter of fiscal 2018, were both significant contributors.

•
Gross profit increased to $128.5m, a gross margin of 55.8%, compared to $87.1m, a gross margin of 50.6%. The increase in gross margin was driven by a greater proportion of DTC revenue, as well as underlying gross margin expansion at the respective channel levels.

•
Wholesale gross profit was $90.6m, a gross margin of 50.4%, compared to $72.2m, a gross margin of 47.5%. The increase in gross margin was due to production efficiencies from manufacturing scale and a reduction of import duties on goods sold due to the Canada-European Union Comprehensive Economic and Trade Agreement.

•
DTC gross profit was $37.9m, a gross margin of 75.2%, compared to $14.9m, a gross margin of 73.8%. The increase in gross margin was primarily due to the same production efficiencies which benefited wholesale gross margin.

•	Operating income was $65.0m, compared to $48.2m. The increase in operating income was driven by revenue growth and gross margin expansion, partially offset by SG&A growth investments.

•
Unallocated corporate expenses were $34.2m, compared to $16.2m. The increase was due to investments to support growth including marketing, corporate headcount and IT, as well as higher professional fees and other costs relating to public company compliance.

•	Unallocated depreciation and amortization was $3.6m, compared to $2.3m, driven by the retail store opening program and upgrades to our manufacturing capacity.

•
Wholesale operating income was $80.1m, an operating margin of 44.5%, compared to $60.1m, an operating margin of 39.5%. On a significantly larger quarterly revenue base, wholesale SG&A as a percentage of sales was lower.

•
DTC operating income was $22.7m, an operating margin of 45.0%, compared to $6.6m, an operating margin of 32.4%. The increase in operating margin was driven by strong off-peak retail store productivity and lower channel SG&A as a percentage of sales.

•
Net income was $49.9m, or $0.45 per diluted share, compared to $37.1m, or $0.33 per diluted share. The increase in operating income was partially offset by increased net interest and finance costs, and a higher effective tax rate due to differences in the timing of taxable income in foreign jurisdictions.

•	Adjusted EBITDA(1) was $70.9m compared to $46.3m.

•	Adjusted net income(1) was $51.0m, or $0.46 per diluted share, compared to adjusted net income of $32.8m, or $0.29 per diluted share.
(1)    See “Note Regarding Non-IFRS Financial Measures”.
Revised Fiscal 2019 Outlook
Based on the strength of performance across the business, with a particularly significant contribution from the DTC channel, the Company now expects fiscal 2019 results to exceed the outlook which was originally provided with the release of fourth quarter and fiscal year 2018 results on June 15, 2018.
For fiscal 2019, the Company currently expects:

•	Annual revenue growth of at least 30%

•	Adjusted EBITDA margin(1) expansion of at least 150 basis points compared to full year fiscal 2018

•	Annual growth in adjusted net income per diluted share(1) of at least 40%
Key assumptions underlying the fiscal 2019 outlook above are as follows:

•	Wholesale revenue growth in the high-single-digits on a percentage basis

•	Five new retail stores in operation by the onset of the peak winter selling season

•	SG&A growth investments in infrastructure and people including IT and the establishment of a business unit in Greater China to lead market development efforts

•	SG&A fees to operating partners on DTC sales in Greater China

•	Capital expenditures of approximately $70 million including investments in new retail stores, IT and manufacturing capacity

•	Weighted average diluted shares outstanding of 112.1 million

•	Effective annual tax rate approximately in-line with fiscal 2018
Within the meaning of applicable securities laws, this outlook constitutes forward-looking information. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the Company’s control. See “Cautionary Note Regarding Forward-Looking Statements”.
(1)    See “Note Regarding Non-IFRS Financial Measures”.
Conference Call Information
A conference call to discuss second quarter fiscal 2019 results is scheduled for today, November 14, 2018, at 8:30 a.m. Eastern Time. Dani Reiss, President and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call. Those interested in participating in the call are invited to dial (844) 579-6824 or (763) 488-9145 if calling internationally. Please dial in approximately 10 minutes prior to the start of the call and reference Conference ID 9189399 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From Antarctic research facilities and the Canadian High Arctic, to the streets of New York, London, Milan, Paris, and Tokyo, people are proud to wear Canada Goose products. Employing more than 3,200 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.
Non-IFRS Financial Measures
This press release includes references to adjusted net income, EBITDA, adjusted EBITDA, adjusted EBITDA margin, and adjusted net income per share and per diluted share. The Company presents these measures because its management uses these as supplemental measures in assessing its operating performance, and believes they are helpful to investors, securities analysts and other interested parties, in evaluating the Company’s performance. The measures referenced above are not measurements of financial performance under IFRS and they should not be considered as alternatives to measures of performance derived in accordance with IFRS. In addition, these measures should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. These measures have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing the Company’s results as reported under IFRS.
This press release also includes reference to constant currency revenue. The Company presents this measure because we use constant currency information to provide a framework in assessing how our business segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses. The constant currency measure is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates as measured by the Bank of Canada.
The Company’s definitions and calculations of these measures are not necessarily comparable to other similarly titled measures used by other companies. These non-IFRS financial measures are defined and reconciled to the most comparable IFRS measures in the tables at the end of this press release.
A reconciliation of projected adjusted EBITDA and adjusted net income, which are forward-looking measures that are not prepared in accordance with IFRS, to the most directly comparable IFRS financial measures, is not provided because we are unable to provide such reconciliation without unreasonable effort. The inability to provide a quantitative reconciliation is due to the uncertainty and inherent difficulty predicting the occurrence, the financial impact and the periods in which the components of the applicable IFRS measures and non-IFRS adjustments may be recognized. The IFRS measures may include the impact of such items as non-cash share-based compensation, revaluation of the carrying value of our indebtedness, amortization of intangible assets and the tax effect of such items, in addition to other items we have historically excluded from adjusted EBITDA and adjusted net income. We expect to continue to exclude these items in future disclosures of these non-IFRS measures and may also exclude other similar items that may arise in the future (collectively, “non-IFRS adjustments”). The decisions and events that typically lead to the recognition of non-IFRS adjustments are inherently unpredictable as to if or when they may occur. As such, for our fiscal 2019 outlook, we have not included estimates for these items and are unable to address the probable significance of the unavailable information, which could be material to future results.
Cautionary Note Regarding Forward-Looking Statements
The foregoing financial information as at and for the three and six months ended September 30, 2018 are unaudited and subject to quarter-end and year-end adjustments in connection with the completion of our customary financial closing procedures. Such changes could be material.
This press release includes forward-looking statements, including, without limitation, our revised fiscal 2019 outlook. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, our ability to achieve our expectations regarding our performance, changing industry trends, our ability to execute our business plan and growth strategies, including our plans for expansion into Greater China, our expectations regarding seasonal trends, our ability to keep pace with changing consumer preferences, our ability to maintain the strength of our brand and protect our intellectual property, the key assumptions underlying the fiscal 2019 outlook described above, as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, and filed with the Securities and Exchange Commission (“SEC”), and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (“Canadian securities regulatory authorities”), as well as the other information we file with the SEC and Canadian securities regulatory authorities. We caution investors not to rely on the forward-looking statements contained in this press release when making a decision to invest in our securities.  You are encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.  Our business is subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Condensed Consolidated Interim Statements of Income and Comprehensive Income
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	Three months ended September 30		Six months ended September 30
	2018	2017	2018	2017
	$	$	$	$
Revenue	230.3	172.3	275.0	200.5
Cost of sales	101.8	85.2	117.9	100.2
Gross profit	128.5	87.1	157.1	100.3
Gross margin	55.8%	50.6%	57.1%	50.0%
Selling, general and administrative expenses	59.9	36.6	105.0	62.4
SG&A expenses as % of revenue	26.0%	21.2%	38.2%	31.1%
Depreciation and amortization	3.6	2.3	7.0	4.5
Operating income	65.0	48.2	45.1	33.4
Operating income as % of revenue	28.2%	28.0%	16.4%	16.7%
Net interest and other finance costs	4.1	3.6	7.2	6.7
Income before income taxes	60.9	44.6	37.9	26.7
Income tax expense	11.0	7.5	6.7	1.7
Effective tax rate	18.1%	16.8%	17.7%	6.4%
Net income	49.9	37.1	31.2	25.0
Other comprehensive income	2.1	1.2	1.8	1.3
Comprehensive income	52.0	38.3	33.0	26.3
Earnings per share
Basic	$0.46	$0.35	$0.29	$0.23
Diluted	$0.45	$0.33	$0.28	$0.23
Weighted average number of shares outstanding
Basic	109,320,152	106,992,382	108,992,125	106,747,784
Diluted	111,836,092	111,478,881	111,791,755	110,700,260
Other data: (1)
Adjusted net income	51.0	32.8	34.5	19.6
Adjusted net income per share	$0.47	$0.31	$0.32	$0.18
Adjusted net income per diluted share	$0.46	$0.29	$0.31	$0.18
EBITDA	69.5	51.1	54.0	39.4
Adjusted EBITDA	70.9	46.3	58.2	32.7
(1) Adjusted net income, adjusted net income per share and per diluted share, EBITDA, and adjusted EBITDA are non-IFRS financial measures. See “Reconciliation of Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
As at September 30, 2018 and 2017 and March 31, 2018
(in millions of Canadian dollars)

	September 30	September 30	March 31
	2018	2017	2018
Assets	$	$	$
Current assets
Cash	32.2	13.3	95.3
Trade receivables	114.5	99.6	11.9
Inventories	226.2	154.5	165.4
Income taxes receivable	4.7	3.8	5.1
Other current assets	28.5	12.1	23.3
Total current assets	406.1	283.3	301.0

Deferred income taxes	14.4	10.2	3.0
Property, plant and equipment	73.1	46.1	60.2
Intangible assets	143.1	134.7	136.8
Other long-term assets	2.6	—	2.1
Goodwill	45.3	45.3	45.3
Total assets	684.6	519.6	548.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	93.0	63.8	109.6
Provisions	7.3	6.9	6.3
Income taxes payable	3.6	—	17.7
Total current liabilities	103.9	70.7	133.6

Provisions	11.7	10.2	10.8
Deferred income taxes	15.4	13.4	13.3
Revolving facility	124.3	116.8	—
Term loan	138.5	131.3	137.1
Other long-term liabilities	10.4	3.8	10.0
Total liabilities	404.2	346.2	304.8

Shareholders' equity	280.4	173.4	243.6
Total liabilities and shareholders' equity	684.6	519.6	548.4

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
For the three and six months ended September 30
(in millions of Canadian dollars)

	Three months ended September 30		Six months ended September 30
	2018	2017	2018	2017
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	49.9	37.1	31.2	25.0

Depreciation and amortization	4.5	2.9	8.9	6.0
Income tax expense	11.0	7.5	6.7	1.7
Interest expense	4.1	3.6	7.1	6.6
Unrealized foreign exchange (gain) loss	0.7	(6.4)	(0.5)	(9.7)
Share-based compensation	1.2	0.5	1.6	0.7
	71.4	45.2	55.0	30.3

Changes in non-cash operating items	(79.8)	(51.4)	(191.4)	(112.7)
Income taxes paid	(6.3)	(4.1)	(30.6)	(5.4)
Interest paid	(3.0)	(2.7)	(5.2)	(5.2)
Net cash used in operating activities	(17.7)	(13.0)	(172.2)	(93.0)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(7.0)	(3.6)	(9.1)	(9.2)
Investment in intangible assets	(5.2)	(2.2)	(8.0)	(3.5)
Business combination	—	(0.2)	—	(0.5)
Net cash used in investing activities	(12.2)	(6.0)	(17.1)	(13.2)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving facility	46.4	19.5	124.9	110.0
Deferred financing fees	—	(0.4)	—	(0.4)
Exercise of stock options	1.4	0.1	2.2	0.2
Net cash from financing activities	47.8	19.2	127.1	109.8
Effects of foreign currency exchange rate changes on cash	(0.3)	—	(0.9)	—
Increase (decrease) in cash	17.6	0.2	(63.1)	3.6
Cash, beginning of period	14.6	13.1	95.3	9.7
Cash, end of period	32.2	13.3	32.2	13.3

Reconciliation of Non-IFRS Measures
The tables below reconcile net income to EBITDA, adjusted EBITDA, and adjusted net income for the periods presented:

CAD $ millions (unaudited)	Three months ended September 30		Six months ended September 30
	2018	2017	2018	2017
Net income	49.9	37.1	31.2	25.0
Add (deduct) the impact of:
Income tax expense	11.0	7.5	6.7	1.7
Net interest and other finance costs	4.1	3.6	7.2	6.7
Depreciation and amortization	4.5	2.9	8.9	6.0
EBITDA	69.5	51.1	54.0	39.4
Add (deduct) the impact of:
Transaction costs (a)	—	0.2	1.2	1.5
Unrealized foreign exchange gain on Term Loan Facility (b)	(0.5)	(5.8)	—	(9.6)
Share-based compensation (c)	1.0	0.3	1.8	0.4
Pre-store-opening costs (d)	0.9	0.5	1.2	1.0
Adjusted EBITDA	70.9	46.3	58.2	32.7
Adjusted EBITDA Margin	30.8%	26.9%	21.2%	16.3%

CAD $ millions (unaudited)	Three months ended September 30		Six months ended September 30
	2018	2017	2018	2017
Net income	49.9	37.1	31.2	25.0
Add (deduct) the impact of:
Transaction costs (a)	—	0.2	1.2	1.5
Unrealized foreign exchange gain on Term Loan Facility (b)	(0.5)	(5.8)	—	(9.6)
Share-based compensation (c)	1.0	0.3	1.8	0.4
Pre-store-opening costs (d)	0.9	0.5	1.2	1.0
Amortization on intangible assets acquired by Bain Capital (e)	—	0.5	—	1.1
Total adjustments	1.4	(4.3)	4.2	(5.6)
Tax effect of adjustments	(0.3)	—	(0.9)	0.2
Adjusted net income	51.0	32.8	34.5	19.6

(a)	In connection with the Secondary Offerings in June 2018 and July 2017, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred.

(b)
Represents non-cash unrealized gains on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(c)
Represents non-cash share-based compensation expense on stock options issued prior to the IPO under our pre-IPO option plan and cash payroll taxes paid by the Company of $0.8 million and $1.4 million in the three and six months ended September 30, 2018 respectively, on gains earned by option holders (compensation) when stock options are exercised.

(d)	Represents non-cash lease amortization charges during pre-opening periods for new store leases.

(e)
In connection with Bain Capital’s purchase of a 70% equity interest in our business on December 9, 2013, we recognized an intangible asset for customer lists in the amount of $8.7 million, which had a useful life of four years and was fully amortized in the third quarter of fiscal 2018.

The table below reconciles revenue as reported to revenue on a constant currency basis for the periods presented:

	For three months ended		$ Change			% Change
CAD $ millions	September 30, 2018	September 30, 2017	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Wholesale	179.9	152.1	27.8	(3.3)	24.5	18.3%	16.1%
DTC	50.4	20.2	30.2	(0.4)	29.8	149.5%	147.5%
Total revenue	230.3	172.3	58.0	(3.7)	54.3	33.7%	31.5%

	For six months ended		$ Change			% Change
CAD $ millions	September 30, 2018	September 30, 2017	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Wholesale	201.4	172.0	29.4	(3.3)	26.1	17.1%	15.2%
DTC	73.6	28.5	45.1	(0.3)	44.8	158.2%	157.2%
Total revenue	275.0	200.5	74.5	(3.6)	70.9	37.2%	35.4%

Contacts
Investors:
IR@canadagoose.com
Media:
media@canadagoose.com